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                                                                                                            OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:
                                                                                                    Expires:
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                               COMMISSION FILE NUMBER
                                                                                                             000-29518
(Check One):  |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR                -----------------------------
                                                                                                    -----------------------------
                                                                                                             CUSIP NUMBER
                                                                                                              825090106
     For Period Ended: October 31, 1998                                                             -----------------------------
                       ----------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended: ___________________________________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

____________________________________________________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

     Shopping.com
____________________________________________________________________________________________________________________________________
Full Name of Registrant

____________________________________________________________________________________________________________________________________
Former Name if Applicable

     2101 E. Coast Highway, Garden Level
____________________________________________________________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

     Corona del Mar, CA 92625
____________________________________________________________________________________________________________________________________
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check appropriate box.)

  |X|   | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |X|   | (b) The  subject  annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before  the  fifth
        |     calendar day following the prescribed due date; and
        |
  |_|   | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q,  N-SAR, or the transition report or portion thereof,  could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

      Due to unforeseen delay's in the Registrant's continuing implementation and enhancements of a new general ledger and accounting software package, change in accounting personnel, along with a significant increase in the volume of transactions during the quarter ending October 31, 1998 there was a delay in closing the Company's financial statements for the quarter ended October 31, 1998, thus causing an unforeseen delay in filing Form 10-QSB with the Securities and Exchange
      Commission, but not beyond the five day period of relief set forth in Rule 12-b-25.





                                                                                                                     SEC 1344 (6/94)
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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Kristine E. Webster                               (949)                                   718-5907
    -------------------------------------------   ----------------------------       -------------------------------------------
                  (Name)                                    (Area Code)                          (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If the answer
    is no, identify report(s).                                                                                |X| Yes  |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  |_| No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.


      The Company anticipates a net loss of approximately $5.1 million for the quarter ended
      October 31, 1998 whereas the net loss for the quarter ended October 31, 1997 was
      $1,322,375. The significant increase in net loss is due to the Company being fully operational in 1998 whereas it was a development stage company for part of 1997 and only began selling on the internet in July, 1997. Of the loss incurred during the quarter ended October 31, 1998,$596,600 was related to the issuance of the Company's
      Common Stock in exchange for advertising which aired during the quarter ending
      October 31, 1998 and resulted in a non-cash charge to earnings. On September 25,
      1998 the Company approved the conversion of $350,000 of its liability related to the
      Robert McNulty Termination and Buy Out Agreement for common stock at a market price of $1.37 (the stock price on September 25, 1998), resulting in an issuance by the
      Company of 255,474 common shares.

      Furthermore, the Company incurred charges against earnings during the quarter ended
      October 31, 1998 amounting to $80,000 related to resignation of the Company's former
      Executive Vice President.

      In addition, the Company filed a registration statement on Form S-1 (the
      "Registration Statement") covering all of the shares of Common Stock that are issuable upon conversion of the 8% Convertible Debentures (the "Debentures") in the
      aggregate amount of $5,000,000 of which $5,000,000 has been issued to date.

      Subsequent to October 31, 1998 the Company had $1,225,000 of unsecured promissory notes come due which remains unpaid at this time. Currently the Company is negotiating with several of the promissory note holders to extend the terms of their notes or convert their notes to equity. Such notes were due in November, 1998. The
      Company is also negotiating with USFI regarding extending the terms of their secured promissory note in the amount of $300,000 which came due December 2, 1998.

      As of October 31, 1998, the Company's available cash and cash equivalents was minimal. Subsequent to October 31, 1998, the Company issued an additional $2,500,000 of 8% Convertible Debentures (the "Debentures") to existing Debenture holders. The
      Company received net proceeds of approximately $2,175,000 of which $900,000 was used to repay certain existing Debentures and the balance was used to fund ongoing operations. On December 7, 1998 the Company entered into a Secured Promissory Note
      (the "Note") in the amount of $2,500,000 which has been received net of related fees and commissions, the proceeds of which are being used to fund ongoing operations.
      The Note is secured by the intellectual property of the Company and certain shares of the Company's Common Stock held by Robert McNulty, the Company's former Chief
      Executive Officer and founder. The Note carries a 10% interest rate per annum and is due and payable thirty (30) days from the date of the Note; provided, however, if within thirty (30) days from the date of this Note, certain conditions are met, the
      Payee would have the right at its option until January 10, 1999 to convert the principal amount of the Note together with all accrued but unpaid interest into equity. In addition, on December 10, 1998 the Company entered into an Agreement for
      A Private Equity Line of Common Stock & Warrants Pursuant to Regulation D. The
      Commitment Amount is $60 million with an optional $40 million add-on with Swartz
      Private Equity, LLC.

      The Management of the Company believes that its current cash on hand will be sufficient to sustain current operations for the fiscal year ending January 31,
      1999. The Company anticipates that if it can satisfy the conditions to the funding of the Private Equity Line of Common Stock & Warrants it will have sufficient cash flow to sustain operations for the fiscal year ending January 31, 2000. However, if it is unable to satisfy those conditions, the Company would need to seek additional funds in order to sustain its ongoing operations. There can be no assurance that such capital resources will be available or, if available, that such funding will be on terms acceptable to the Company.

====================================================================================================================================


                                                                 Shopping.com
                                        ----------------------------------------------------------
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   December 16, 1998                                                     By    /s/ Kristine E. Webster
       -----------------------------                                            --------------------------------------------------

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                                                        GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities  Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the
    Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually  signed copy of the form and amendments  thereto shall be filed with each national  securities  exchange on which any class of securities of the registrant is registered.

4.  Amendments  to the  notifications  must also be filed on form 12b-25 but need not restate  information  that has been  correctly furnished. The form shall be clearly identified as an amended notification.

5.  ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of
    Regulation S-T.


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